Exhibit 12

UNITED STATES CELLULAR CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended
	March 31,
	2018	2017
(Dollars in millions)
EARNINGS:
Income before income taxes[1]	$77	$61
Add (deduct):
Equity in earnings of unconsolidated entities	(38)	(33)
Distributions from unconsolidated entities	17	11
Amortization of capitalized interest	2	2
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(10)	–
	$48	$41
Add fixed charges:
Consolidated interest expense[2]	29	28
Interest portion (1/3) of consolidated rent expense	15	14
	$92	$83

FIXED CHARGES:
Consolidated interest expense[2]	$29	$28
Interest portion (1/3) of consolidated rent expense	15	14
	$44	$42

RATIO OF EARNINGS TO FIXED CHARGES	2.09	1.98

[1]	Amounts include $7 million and $17 million of Gain on license sales and exchanges, net in 2018 and 2017, respectively.

[2]	Interest expense on income tax contingencies is not included in fixed charges.